UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Leap Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

52187K101

(CUSIP Number)

Douglas E. Onsi

47 Thorndike Street, Suite B1-1

Cambridge, Massachusetts 02141

Tel. No.: 617-252-4343

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Ventures IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,631,145 (1) (See Item 2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,631,145 (1) (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,145 (1) (See Item 2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.5% (1) (See Item 2)

14	Type of Reporting Person (See Instructions) PN

(1) Calculation is based upon: (i) 9,395,920 shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) outstanding as of November 8, 2017, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 13, 2017, (ii) 2,958,094 total shares of Common Stock issued and sold on November 14, 2017 by the Issuer to a select group of institutional investors and strategic partners pursuant to purchase agreements as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 17, 2017, (iii) 1,057,769 shares of common stock directly acquired on November 14, 2017 by the Reporting Person pursuant to such purchase agreements, and (iv) 1,057,769 shares of Common Stock that the Reporting Person can directly acquire upon exercise of warrants.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Partners IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,631,145 (1) (See Item 2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,631,145 (1) (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,145 (1) (See Item 2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.5% (See Item 2)

14	Type of Reporting Person (See Instructions) PN, HC

(1) Calculation is based upon: (i) 9,395,920 shares of Common Stock outstanding as of November 8, 2017, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 13, 2017, (ii) 2,958,094 total shares of Common Stock issued and sold on November 14, 2017 by the Issuer to a select group of institutional investors and strategic partners pursuant to purchase agreements as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 17, 2017, (iii) 1,057,769 shares of Common Stock indirectly acquired on November 14, 2017 by the Reporting Person pursuant to such purchase agreements, and (iv) 1,057,769 shares of Common Stock that the Reporting Person can indirectly acquire upon exercise of warrants.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Ventures IX, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,631,145 (1) (See Item 2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,631,145 (1) (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,145 (1) (See Item 2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.5% (See Item 2)

14	Type of Reporting Person (See Instructions) OO, HC

(1) Calculation is based upon: (i) 9,395,920 shares of Common Stock outstanding as of November 8, 2017, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 13, 2017, (ii) 2,958,094 total shares of Common Stock issued and sold on November 14, 2017 by the Issuer to a select group of institutional investors and strategic partners pursuant to purchase agreements as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 17, 2017, (iii) 1,057,769 shares of Common Stock indirectly acquired on November 14, 2017 by the Reporting Person pursuant to such purchase agreements, and (iv) 1,057,769 shares of Common Stock that the Reporting Person can indirectly acquire upon exercise of warrants.

CUSIP No. 52187K101

1	Names of Reporting Persons. Christopher Mirabelli

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,593,440 (1) (See Item 2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,593,440 (1) (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,593,440 (1) (See Item 2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 56.6% (1) (See Item 2)

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 9,395,920 shares of common stock, Common Stock outstanding as of November 8, 2017, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 13, 2017, (ii) 2,958,094 total shares of Common Stock issued and sold on November 14, 2017 by the Issuer to a select group of institutional investors and strategic partners pursuant to purchase agreements as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 17, 2017, (iii) 5,477,902 shares of Common Stock indirectly owned; (iv) 1,057,769 shares of Common Stock indirectly acquired on November 14, 2017 by the Reporting Person pursuant to such purchase agreements, and (v) 1,057,769 shares of Common Stock that the Reporting Person can indirectly acquire upon exercise of warrants.

CUSIP No. 52187K101

1	Names of Reporting Persons. Augustine Lawlor

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,593,440 (1) (See Item 2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,593,440 (1) (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,593,440 (1) (See Item 2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 56.6%

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 9,395,920 shares of common stock, Common Stock outstanding as of November 8, 2017, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 13, 2017, (ii) 2,958,094 total shares of Common Stock issued and sold on November 14, 2017 by the Issuer to a select group of institutional investors and strategic partners pursuant to purchase agreements as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 17, 2017, (iii) 5,477,902 shares of Common Stock indirectly owned; (iv) 1,057,769 shares of Common Stock indirectly acquired on November 14, 2017 by the Reporting Person pursuant to such purchase agreements, and (v) 1,057,769 shares of Common Stock that the Reporting Person can indirectly acquire upon exercise of warrants.

CUSIP No. 52187K101

1	Names of Reporting Persons. Douglas E. Onsi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,975,034 (1) (See Item 2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,975,034 (1) (See Item 2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,975,034 (1) (See Item 2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.1%

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 9,395,920 shares of common stock, Common Stock outstanding as of November 8, 2017, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 13, 2017, (ii) 2,958,094 total shares of Common Stock issued and sold on November 14, 2017 by the Issuer to a select group of institutional investors and strategic partners pursuant to purchase agreements as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 17, 2017, (iii) 2,859,496 shares of Common Stock indirectly owned; (iv) 1,057,769 shares of Common Stock indirectly acquired on November 14, 2017 by the Reporting Person pursuant to such purchase agreements, and (v) 1,057,769 shares of Common Stock that the Reporting Person can indirectly acquire upon exercise of warrants.

CUSIP No. 52187K101

SCHEDULE 13D

Item 1.         Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.001 per share (the “Common Stock”), of Leap Therapeutics, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts  02141.

Item 2.         Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) HealthCare Ventures IX, L.P., a Delaware limited partnership (“HCV IX”); (ii) HealthCare Partners IX, L.P., a Delaware limited partnership, and the general partner of HCV IX (“HCP IX”); (iii) HealthCare Partners IX, LLC., a Delaware limited liability company, and the general partner of HCP IX (“HCP LLC”, and together with HCV IX and HCP IX, “HealthCare”); (iv) Christopher Mirabelli (“Mr. Mirabelli”), a managing director of HCP LLC; (v) Augustine Lawlor (“Mr. Lawlor”), a managing director of HCP LLC; and (vi) Douglas E. Onsi (“Mr. Onsi”), a managing director of HCP LLC;.  The persons and entities referred to in items (i)-(vi) hereof may be collectively referred to herein as the “Reporting Persons.”

Mr. Mirabelli, Mr. Lawlor and Mr. Onsi, as managing directors of HCP LLC, exercise voting and investment control over any securities held by HCP IX and HCV IX. The number of shares of Common Stock held for the accounts of HCP IX and HCV IX is reported on the cover pages.

(b) The business address of each of the Reporting Persons is  47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts  02141.

(c) Each of HCP LLC, HCP LP and HCV LP is a private investment vehicle.  Each of Mr. Mirabelli, Mr. Lawlor and Mr. Onsi serves as a managing director of HCP LLC, and, in that capacity, the principal occupation of each of Mr. Mirabelli, Mr. Lawlor and Mr. Onsi is investment management.  Mr. Mirabelli is also the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer. Mr. Onsi is also the Chief Financial Officer, General Counsel, Treasurer and Secretary of the Issuer. Mr. Lawlor is also the Chief Operating Officer of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.         Source and Amount of Funds or Other Consideration

On January 23, 2017, the Issuer closed a merger transaction (the “Merger”) with Macrocure Ltd. (previously NASDAQ: MCUR) (“Macrocure”) whereby a wholly owned subsidiary of Leap merged with and into Macrocure and Macrocure became a wholly owned subsidiary of Leap (the “Merger”). Pursuant to the merger, each holder of ordinary shares, par value NIS 0.01 per share, of Macrocure,

CUSIP No. 52187K101

received common stock of the Issuer pursuant to an established exchange ratio, plus cash in lieu of fractional shares. The Merger was described further in the final prospectus, dated November 23, 2016, filed by the Issuer with the Securities and Exchange Commission, or SEC, on November 23, 2016 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Prospectus”). The Agreement and Plan of Merger dated as of August 29, 2016, among the Issuer, M-CO Merger Sub Ltd., or Merger Sub, and Macrocure was attached as Annex A to the Prospectus (the “Merger Agreement”). Stockholders of the Issuer did not acquire any shares pursuant to the merger agreement or otherwise in connection with the transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Agreement, immediately prior to the consummation of the Merger, in connection with the Issuer filing an amended and restated certificate of incorporation, each issued and outstanding share of Issuer preferred stock and each outstanding Issuer convertible promissory note converted into shares of Issuer common stock and share of Issuer common stock issued and outstanding immediately prior to the effective time of the Merger was reclassified and changed into a number of shares of Leap common stock at an agreed upon ratio that brought the Issuer’s fully diluted capitalization to, at the time of the merger, approximately 6,500,000 shares of common stock.

In addition, immediately prior to the consummation of the Merger, the Issuer and HCV IX entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which HCV IX invested $10.0 million into the Issuer by purchasing 1,010,225 shares of the Issuer’s common stock at a purchase price per share of $9.90 (the “Equity Investment”). The Equity Investment was exempted from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving any public offering.

Immediately prior to the conversion, reclassification and Equity Investment, in addition to outstanding notes, (i) HealthCare Ventures VIII, L.P. (“HCV VIII”) held 16,785,000 shares of Series B Preferred Stock of the Issuer, (ii) HCV IX held 2,150,000 shares of Series B Preferred Stock and 11,781,984 shares of Series C Preferred Stock, and (iii) HealthCare Ventures Strategic Fund, L.P. (“HCV Strategic”) held 2,565,000 shares of Series B Preferred Stock. Immediately after and as a result of such conversion, reclassification and the Equity Investment, HCV VIII held 2,515,607 shares of the Issuer’s common stock, HCV IX held 2,618,406 shares of the Issuer’s common stock, and HCV Strategic held 343,889 shares of the Issuer’s Common Stock.

Christopher K. Mirabelli, James H. Cavanaugh, John W. Littlechild, Harold Werner and Augustine Lawlor (collectively, the “HCVVIII Directors”) are the Managing Directors of HealthCare Ventures VIII, LLC (“HCPVIII LLC”), which is the General Partner of HealthCare Partners VIII, L.P. (“HCPVIII”), which is the General Partner of HCV VIII. Each of the HCVVIII Directors, HCPVIII LLC and HCPVIII beneficially own and share voting and dispositive power with respect to all of the securities owned by HCV VIII. Each of the HCVVIII Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities.

Christopher K. Mirabelli, Douglas E. Onsi and Augustine Lawlor (collectively, the “HCVIX Directors”) are the Managing Directors of HCP LLC, which is the General Partner of HCP IX, which is the General Partner of HCV IX. Each of the HCVIX Directors, HCPIX LLC and HCP IX beneficially own and share voting and dispositive power with respect to all of the securities owned by HCV IX. Each of the HCVIX Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities.

CUSIP No. 52187K101

Christopher K. Mirabelli, Douglas E. Onsi and Augustine Lawlor (collectively, the “HCSP Directors”) are the Managing Directors of HealthCare Strategic Partners, LLC (“HCV Strategic LLC”), which is the General Partner of HCV Strategic. Each of the HCSP Directors, and HCV Strategic LLC beneficially own and share voting and dispositive power with respect to all of the securities owned by HCV Strategic. Each of the HCSP Directors disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in these securities.

On November 14, 2017, the Issuer entered into purchase agreements to issue and sell in the aggregate 2,958,094 shares of its common stock, par value $0.001 per share (the “Common Stock”) and warrants to purchase up to 2,958,094 of Common Stock at a price of $6.085 per unit in a private placement with a select group of institutional investors and strategic partners for total gross proceeds of $18.0 million. The exercise price of the warrants is $6.085. HCV IX purchased, pursuant to a purchase agreement, 1,057,762 shares of Common Stock and warrants to purchase up to 1,057,762 shares of Common Stock. Such warrants are immediately exercisable, but certain anti-dilution provisions of the warrants are subject to stockholder approval. As a result, each Reporting Persons acquired, directly or indirectly, an aggregate of 1,057,769 shares of the Common Stock and warrants to purchase 1,057,769 shares of Common Stock.

The working capital of HCV IX was the source of the funds for the purchase of the HCV IX Shares.  No part of the purchase price of the HCV IX was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the HCV IX Shares.

Item 4.         Purpose of Transaction

The Reporting Persons acquired and holds the Common Stock reported herein for investment purposes.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may acquire additional shares of Common Stock and other securities of the Company from time to time or may dispose of any or all of such shares or other securities held by them from time to time.

At the present time, other than as set forth above, the Reporting Persons do not have any plans or proposals that relate or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

CUSIP No. 52187K101

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer

(a)

HCV IX is the record owner of the HCV IX Shares.  As the general partner of HCV IX, HCP IX may be deemed to beneficially own the HCV IX shares.  As the general partner of HCP IX, HCP LLC may also be deemed to beneficially own the HCV IX shares.  As the managing directors of HCP LLC, each of Mr. Mirabelli, Mr. Lawlor and Mr. Onsi may be deemed to own beneficially the HCV IX Shares. Each Reporting Person disclaims beneficial ownership of the HCV IX Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage calculations herein are based upon (i) the statement in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 13, 2017, that there were 9,395,920 shares of the registrant’s common stock, par value $0.001 per share, outstanding as of November 8, 2017, and (ii) a statement in the Company’s Current Report on Form 8-K that On November 14, 2017, the Issuer entered into purchase agreements to issue and sell 2,958,094 shares of its Common Stock  and warrants to purchase 2,958,094 of Common Stock at a price of $6.085 per unit in a private placement with a select group of institutional investors and strategic partners for total gross proceeds of $18.0 million.

See Items 7-11 of each Reporting Person’s cover page, and Item 2 above for information regarding amounts and percentages of beneficial ownership for each Reporting Person.

(b)

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

CUSIP No. 52187K101

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

See Item 2 for more information with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

(c) On November 14, 2017, the Issuer entered into purchase agreements to issue and sell 2,958,094 shares of its common stock, par value $0.001 per share (the “Common Stock”) and warrants to purchase 2,958,094 of Common Stock at a price of $6.085 per unit in a private placement with a select group of institutional investors and strategic partners for total gross proceeds of $18.0 million. HCV IX purchased 1,057,762 shares of Common Stock and warrants to purchase 1,057,762 shares of Common Stock. Such warrants are immediately exercisable, but certain anti-dilution provisions of the warrants are subject to stockholder approval.

(d)  See Items 7-11 of the cover pages and Item 2 above.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above, which is hereby incorporated herein.

On January 23, 2017, the Issuer entered into a registration rights agreement certain holders of Common Stock (the “RRA”), pursuant to which the holders were granted certain demand and piggyback registration rights with respect to any and all shares of Common Stock held or acquired by the holders on or after the date of the RRA.  In connection with the PIPE, the holders of at least a majority of the currently outstanding securities of the Issuer that were entitled to registration rights under the RRA entered into a waiver agreement, whereby the holders agreed to waive any and all demand or piggyback registration rights and related obligations of the Issuer arising from the RRA.

The Warrants issued in connection with the PIPE include full ratchet anti-dilution protection provisions. Therefore, the Company expects to hold a special meeting of stockholders for the stockholders to approve the full ratchet anti-dilution protection. If the stockholders do not approve of the full ratchet anti-dilution protection provisions, such provisions shall be of no force and effect. In connection with such approval, the Company, on November 14, 2017, entered into a voting agreement with HCV VIII, HCV IX and HCV Strategic, pursuant to which the HealthCare Parties agreed to vote all of their beneficially owned shares in favor of the any approval proposed at the special meeting of stockholders.

In connection with the PIPE, each Reporting Person is subject to a lock-up pursuant to which each such Reporting Person has generally agreed, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, for a period of 60 days after the effective date of the Registration Statement filed with the SEC for the resale registration of the Common Stock issued in the November 14, 2017, offering and the shares of Common Stock issuable upon exercise of the warrants sold in the offering.

Item 7.         Material to be Filed as Exhibits

Exhibit 99.1                              Joint Filing Agreement, by and among the Reporting Persons.

CUSIP No. 52187K101

Exhibit 99.2                              Form of Purchase Agreement, dated as of November 14, 2017, by and among Leap Therapeutics, Inc. and the purchasers identified on the schedule thereto.

Exhibit 99.3                              Form of Warrant, dated as of November 14, 2017 by and among Leap Therapeutics, Inc. and the purchasers identified on the schedule thereto.

Exhibit 99.4                              Voting Agreement, dated as of November 14, 2017 by and among Leap Therapeutics, Inc., HealthCare Ventures VIII, L.P., HealthCare Ventures IX, L.P. and HealthCare Ventures Strategic Fund, L.P.

Exhibit 99.5                              Lock-up Agreement, dated as of November 14, 2017 from each of the individuals identified on the schedule thereto.

CUSIP No. 52187K101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          November 21, 2017

HEALTHCARE VENTURES IX, L.P.

By: HealthCare Partners IX, L.P., its general partner

By: HealthCare Partners IX, LLC, its general partner

By:	/s/ Augustine Lawlor
Name: Augustine Lawlor
Title: Managing Director

HEALTHCARE PARTNERS IX, L.P.

By: HealthCare Partners IX, LLC, its general partner

By:	/s/ Augustine Lawlor
Name: Augustine Lawlor
Title: Managing Director

HEALTHCARE PARTNERS IX, LLC

By:	/s/ Augustine Lawlor
Name: Augustine Lawlor
Title: Managing Director

CHRISTOPHER K. MIRABELLI, Ph.D.

By:	/s/ Christopher K. Mirabelli
Name: Christopher K. Mirabelli, Ph.D.

CUSIP No. 52187K101

AUGUSTINE LAWLOR

By:	/s/ Augustine Lawlor
Name: Augustine Lawlor

DOUGLAS E. ONSI

By:	/s/ Douglas E. Onsi
Name: Douglas E. Onsi